UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-22418

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

ITRON, INC.

Full name of registrant:

Former name if applicable:

2111 N Molter Road

Address of principal executive office (Street and number):

Liberty Lake, WA 99019

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported on March 1, 2016, on February 24, 2016 the audit and finance committee of the board of directors of Itron, Inc. (the “Company”) and management of the Company concluded, after discussion with the Company’s independent registered public accounting firm, Ernst & Young LLP, that the Company has not been able to demonstrate Vendor Specific Objective Evidence (VSOE) of fair value for maintenance contracts associated with certain software solutions for the year ended December 31, 2015. As a result, it has been unable to timely file its Annual Report on Form 10-K (the "Annual Report") for the period ended December 31, 2015.

The Company continues to perform additional analysis, including evaluating if the current and prior periods are materially impacted, and will be unable to file its Quarterly Report on Form 10-Q (the "Quarterly Report") for the fiscal quarter ended March 31, 2016. The Company does not expect to file the Quarterly Report within the five day extension period offered by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, but intends to file the Quarterly Report as soon as practicable following the filing of its Annual Report.

This notice contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that are based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the evaluation described above results in further adjustments to the financial statements and results of operations. Should one of these risks or uncertainties materialize actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Mark Schmitz	(509) 924-9900
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No
The Company has not filed its Annual Report on Form 10-K for the year ending December 31, 2015.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Itron, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2016                    Itron, Inc.
(Registrant)

/s/ W. Mark Schmitz
W. Mark Schmitz
Executive Vice President and Chief Financial Officer